via EDGAR

June 25, 2013

James Giugliano

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2012 (the “Form 10-K”)
Filed February 22, 2013
Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed March 7, 2013
Form 10-Q for Fiscal Quarter Ended March 31, 2013 (the “Form 10-Q”)
Filed April 30, 2013
File No. 001-31240

Dear Mr. Giugliano:

Further to your conversation with Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary of the Company, on June 24, 2013, I am writing to confirm the Company’s request for a ten (10) business day extension to the deadline for responding to the comments raised by the Staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) in its letter to the Company dated June 13, 2013 (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K, the Proxy Statement and Form 10-Q. Therefore, we expect to respond to the Staff’s Comment Letter by no later than July 12, 2013. We extend our thanks to the Staff for allowing this extension.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5737, Tom Mahoney, Interim Chief Financial Officer, at (303) 837-5881 or Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

 /s/ Stephen P. Gottesfeld

Stephen P. Gottesfeld

Executive Vice President, General Counsel and Corporate Secretary

cc:    John Reynolds, Assistant Director

         James Lopez

         Shaz Niazi